(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2012

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2012.  The following information, prepared as of November 28, 2012, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for nine months ended September 30, 2012 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2011 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2012 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company.  These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein.  Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade and has assembled interests in a portfolio of promising gold projects throughout that region.  In Nicaragua, following the sale of its Trebol and El Pavon projects to B2Gold (“B2Gold”), the Company is exploring 2 gold projects under joint venture with B2Gold.  In Guatemala, the Company is continuing its regional exploration work of stream sediment sampling and prospecting, as well as planning for the next phase of drilling on the El Zapote, Pyramid Hill, M28, and Holly prospects. During 2011, the Company completed an extensive exploration program on its properties in the Yukon Territory, and by year end had completed the spin-out of its interests in northern Canada. The Company has also been granted one land use permit on prospective geothermal ground in Guatemala.

Spin-Out Transaction

Effective December 8, 2011, the Company completed the spin-out (“Spin-Out”) to Rackla Metals Inc. (“Rackla”) of its properties in the Yukon and Alaska, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

As a result of the Spin-Out, the Company’s shareholders were issued one common share and one warrant in Rackla for every three Radius shares held, and the Company held a 19.9% ownership interest in Rackla.  Each Rackla warrant entitles the holder to purchase one common share of Rackla at $0.30 for a period of 18 months.  In October 2012, the Company purchased 2,690,675 private placement units of Rackla in order to maintain its 19% interest in Rackla.

The Company has retained ownership of its Latin American properties and royalty interests, and Rackla now holds all of the property interests located in northern Canada and Alaska.

The current status of the Company’s properties is described below:

Guatemala

Southeast Guatemala Ag-Au Epithermal Fields

The extensive epithermal fields in Tertiary volcanic and sedimentary rocks in southeastern Guatemala hosts both Escobal, Tahoe Resources Inc.’s intermediate-sulphidation Ag-Au-Pb-Zn deposit and Cerro Blanco, Goldcorp Inc.’s hot-spring epithermal Au-Ag deposit. The epithermal field is a product of Tertiary to Quaternary-aged extension tectonics and volcanism related to the Jocotan, Motagua, and Polochic continental wrench faults and their associated structures. The Company’s 100% owned land holdings in southeast Guatemala consist of one active exploration license and pending reconnaissance, exploration, and exploitation license applications filed with the Guatemala Ministry of Energy and Mines (MEM), and together cover an area of approximately 1646 square km.

Pyramid Hill, M28, and Holly Prospects

In April 2010, the Company commenced a reactivation of its exploration efforts at these prospects (these collectively have been previously referred to as the Holly-Banderas property). The Company discovered and drilled these gold-silver occurrences between 2002 and 2004 when gold and silver spot prices were close to their record lows. However, the recent discovery of the world-class Escobal deposit some 70 km west of these prospects underscores the potential of the district and has led the Company’s technical team to review the geology and the results obtained by the previous work.

The Pyramid Hill prospect is a northwest-trending, subvertical brittle fault with associated mineralized cataclastic breccias and veins. The extent of mineralization has been mapped to over 2 km in strike length. Less than 500 m northeast of Pyramid Hill, the M28 zone consists of a series of stacked southwest dipping hydrothermal quartz veins offset by late normal block faulting. Drilling highlights from previous early work programs on these zones include 2.2m of 6.9 ppm Au and 261 ppm Ag in hole BDD-014 at Pyramid Hill, and 4.3m of 6.0 ppm Au and 72 ppm Ag in hole BDD-04 at M28 (for full drill results from these drill campaigns (see Radius Gold news release dated April 13, 2004).

The Holly zone is spatially associated with the east-west trending Jocotan continental wrench fault, approximately 9 km west-northwest of the Pyramid Hill prospect. Previous drilling returned results of up to 14.2 m of 4.14 ppm Au and 150 ppm Ag in hole HDD-001, and 9m of 1.84 ppm Au and 45 ppm Ag in hole HDD-007 (see Radius Explorations Ltd. news release from December 17, 2002). Mineralization occurs in association with epithermal quartz and quartz-hematite veins within the Jocotan fault conglomerates and basinal sediments as well as in the metamorphic phyllites to the north of the fault, although only the former have been drill tested.

Recent prospecting at the Holly zone has led to the discovery of hydrothermal quartz veins (El Pino and La Peña occurrences) hosted in the metamorphic rocks to the north of the Jocotan fault, bearing grades of up to 58 ppm Au and 1937 ppm Ag over 5.1 m in surface trenching (see Radius news release of May 16, 2011). The metamorphic rocks north of the Jocotan fault were not previously believed to be a likely host for epithermal mineralization, and this discovery opens up the area to significant further exploration.

Previous drilling on the Pyramid Hill, M28, and Holly prospects only tested the epithermal systems to relatively shallow depths, generally less than 150 m below surface. In contrast, the metal-productive depths of most low-sulphidation epithermal systems is generally thought to be 200 to 600 m below the hydrothermal system’s water table, indicating that the present drilling does not adequately test the mineralization system. Upon review, and with the present gold and silver prices in mind, management feels that these prospects warrant significant deeper drilling to comprehensively test the potential metal-productive zones of these prospects.

El Zapote Prospects

The El Zapote Zone is located approximately 1 km southwest of the Pyramid Hill zone (see Radius news release dated February 3, 2011), and consists of a northwest-trending stockwork zone exposed along a ridge and a southwest-facing cliff. The stockwork zone consists of centimetre-scale epithermal quartz-chalcedony veins and veinlets hosted in felsic volcanic and volcaniclastic rocks. The general orientation, nature of the mineralization, and spatial proximity suggests it is part of the same epithermal ore system as Pyramid Hill and M28 zones.

The Company’s early stage exploration results at Zapote are very positive:  Anomalous gold and silver mineralization has been detected in rock and soil samples over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total. 250 samples, a mix of outcrop and float, were collected across a 500 m x 300 m area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 ppm Au, and averaged 0.94 ppm Au.  Of the samples taken, 55% graded > 0.5 ppm Au, including 25% samples grading > 1 ppm Au.

The Company has been granted the necessary permits from the relevant Guatemalan governmental agencies to drill the El Zapote prospect.

Planned work program

A geological technical report covering the Pyramid Hill, M28, El Zapote, and Holly zones is currently being prepared.  The report will include recommendations for the next phase of work on the Property.  The Company anticipates that the next phase of drilling will begin with El Zapote, which offers the possibility for a near-surface, broad mineralized stockwork breccia zone.  Exploratory drill holes will test its orientation, thickness, and grade distribution under the surface showings.  Deeper drilling programs at Pyramid Hill, M28, and Holly are also being considered to test for high grade mineralization systems at depth, such as that discovered by Tahoe Resources Inc. at their Escobal deposit, 70 km west of the Property.

Southeast Guatemala Regional Exploration

The land package of exploration licenses and pending exploration licenses covers 1646 square km in a very prospective epithermal district. Existing regional geochemical data are sparse over large tracts of the land package, and the Company has begun a multipronged work program to evaluate its potential. A satellite imagery of alteration mineralogy is underway to map zones of potential desirable clay alteration signatures and zones of high silica. Landsat imagery is also being used to identify the major structural corridors and lineaments over the land package. In conjunction, a regional stream geochemistry and prospecting program is underway with plans to cover the entire land package in a comprehensive way. It is expected that the results of the alteration study will help guide the field teams in their efforts. Prospective zones of hydrothermal alteration have already been identified and sampling, mapping, and prospecting is currently underway.

Ivy Prospect

At the Ivy prospect, located 38 km due west of the Pyramid Hill, M28, and El Zapote prospects, and also spatially-associated with the Jocotan fault, gold mineralization is associated with an altered diorite intrusive.  The prospect was identified during follow up of regional stream sediment anomalies.

The Company’s geologists have identified zones of brecciation and silicification within a diorite body that carry significant gold values.  This is a very early stage prospect but initial results are very encouraging, with gold values ranging from trace up to 14 ppm Au in grab and channel samples with the intrusive body.  A limestone unit that appears to overlie the diorite, possibly a roof pendant to the intrusive, shows silicification and jasperoid development with weakly anomalous Au values (200 to 400 ppb).  Further prospecting of the area identified the brecciated diorite which returned the superior gold values.  Follow-up work will commence as soon as the pending exploration license has been granted.

Tambor

In August 2012, the Company sold its remaining interest in its subsidiary Exploraciones Mineras de Guatemala S.A. that holds the Tambor gold project to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration, KCA will repay to the Company approximately US$400,000 owing to the Company (US$100,000 paid upon signing, and approximately US$300,000 once KCA has commenced shipment of gold produced from the property).

Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.  The Company remains optimistic that commercial production will be achieved at Tambor and the Company will be reimbursed for the investment it has made in the region since discovering gold at Tambor in the year 2000.

As a result of the disposal of the Tambor property, a loss on the disposal of the property totaling $3,823,118 has been charged to operations for the period ended September 30, 2012 as follows:

Proceeds of disposition (US$100,000)	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $429,728 and has not recognized a contingent gain on potential royalty payments.  The payment of US$100,000 from KCA upon signing of the agreement was recorded as proceeds from the disposition during the current period.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  To-date, a Provisional Use Permit has been granted on 15,300 hectares.  The Company is seeking a joint venture partner to further develop these geothermal systems.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Jose (formerly called San Pedro) exploration properties, the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country.

Transactions with B2Gold Corp. (“B2Gold”)

In June 2009, the Company granted to B2Gold an option (the “Option”) to acquire an interest in the Company’s entire Nicaragua mineral property portfolio.  B2Gold had the right to acquire a 60% interest in the Trebol, Pavon and San Jose properties by spending a total of US$4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  In addition, B2Gold had the right to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system, and had the right to decide to put the property into production within a time frame of 3 years.

In the first quarter of 2012, B2Gold had exercised the option and earned a 60% interest in the properties.  On April 6, 2012, the Company and B2Gold entered into a letter of intent pursuant to which B2Gold agreed to acquire a 100% interest in the Trebol and Pavon properties in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of the letter agreement.  In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces outlined at Trebol (on a 100% basis).

The property sale was completed in August 2012, and in consideration therefore, the Company was issued 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993.  A separate agreement was also signed covering the future contingent payments on the Trebol property.

As well, B2Gold and the Company have entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua which the companies will jointly explore.

As a result of the sale to B2Gold, a preliminary gain on the transaction totaling $16,278,410 has been charged to operations for the period ended September 30, 2012 as follows:

Proceeds of disposition	$ 16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$ 16,278,410

The preliminary gain will be updated once the Company completes its review of the transaction.  Future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m by January 2013, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares by January 2014.  The 12,642 hectare property is located 14 km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$100,000 cash and 23,174 shares of Fortuna.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2012:

Quarter ended*	Sept. 30, 2012 ($)	June 30, 2012 ($)	March 31, 2012 ($)	Dec. 31, 2011 ($)	Sept. 30, 2011 ($)	June 30, 2011 ($)	March 31, 2011 ($)	Dec. 31, 2010 ($)
Exploration expenditures	229,108	246,247	151,386	612,477	3,259,697	1,919,772	598,107	718,772
Total investment income	1,971	3,049	3,287	8,872	18,891	16,367	17,267	15,112
Net income (loss) before income taxes	11,899,804	(657,726)	(374,183)	3,694,906	(3,734,162)	(2,056,941)	(787,934)	(825,493)
Basic and diluted income (loss) per share	0.14	(0.01)	(0.00)	0.04	(0.04)	(0.02)	(0.01)	(0.01)

*

Figures for all quarters expressed under IFRS

The quarter ended September 30, 2012 recorded a net income before income taxes of $11,899,804 due to a net gain on sale of Nicaraguan properties to B2Gold totaling $16,278,410.  The quarter ended December 31, 2011 recorded a net income before income taxes of $3,694,906 due to a gain of $4,807,443 on distribution of exploration and evaluation assets to Rackla.  The quarters ended December 31, 2010 and September 30, 2011 recorded significant share-based compensation charges of $109,695, and $253,443 respectively as a result of stock option grants which in turn increased the net losses for those quarters.  From early 2010 to the end of the quarter ended December 31, 2011, exploration activity trended upward due to Yukon and Guatemala work programs.  Since December 31, 2011, exploration expenditures were significantly reduced as the Company no longer holds the Yukon properties, and until very recently, the Company had been awaiting a drill permit for its properties in Guatemala.

Results of Operations

Quarter ended September 30, 2012

The quarter ended September 30, 2012 had a net income before income taxes of $11,899,804 compared to a loss of $3,734,162 for the quarter ended September 30, 2011, a positive difference of $15,633,966.  The current quarter recorded a net income instead of a net loss due to a net gain of $16,382,153 as a result of the B2Gold sale.  The current period also recorded a loss on the disposal of the Tambor property in Guatemala to KCA in the amount of $3,823,118.  There were no such items recorded in the comparative quarter, however the comparative quarter did record a deferred income tax recovery of $268,558 which was related to the accounting treatment of flow-through share issuances and Yukon exploration expenditures.

Exploration expenditures in the current quarter totalled $229,108 compared to $3,259,697 in the comparative quarter, a decrease of $3,030,589.  The higher exploration expenditures in the comparative quarter relate mostly to the Company’s drilling programs and other exploration activities on its formerly held Yukon properties.

Corporate expenses in the quarter ended September 30, 2012 were $278,467 compared to $516,768 in the quarter ended September 30, 2011, a decrease of $238,301.  However, the comparative quarter recorded a share-based compensation expense of $253,443 whereas there was no such cost for the current quarter.  Excluding this non-cash expense, the current quarter corporate expenses were $15,142 higher. Notable cost increases were $75,000 in management fees and $19,093 in consulting fees.  Management fees were higher due to a bonus of $72,000 paid to the Chief Executive Officer and an increase in his monthly management fee.  Consulting fees were higher due to the Company engaging a third party to evaluate conditions in Guatemala.  Significant cost decreases were $65,951 in legal and accounting fees and $20,425 in public relations.  Legal and accounting fees were minimal during the current quarter but the comparative quarter included fees associated with the Spin-Out.  The higher public relations cost in the comparative quarter was due in large part to the Spin-Out.

Nine month period ended September 30, 2012

The nine month period ended September 30, 2012 recorded a net income before income taxes of $10,867,895 compared to a net loss before income taxes of $6,579,037 for the nine month period ended September 30, 2011, a positive difference of $17,446,932.  As was the case with the quarterly comparison, the current period showed a net income instead of a loss due to a net gain of $16,278,410 from the B2Gold sale.  As well, the current period includes the loss on the disposal of the Tambor property of $3,823,118.  Also similar to the quarterly comparison, the comparative period recorded a deferred income tax recovery of $540,555 relating to flow-through share issuances whereas the current period did not.

Exploration expenditures for the current period totalled $626,741 compared to $5,777,576 for the comparative period, a decrease of $5,150,835.  As in the quarterly comparison, the higher exploration expenditures in the comparative period relate mostly to the Company’s drilling programs and other exploration activities on its formerly held Yukon properties.  Current period exploration activities have primarily taken place in Guatemala.   Both the current period and the comparative period recorded gains of $101,564 and $127,294 respectively from property option payments received with respect to the Tlacolula property in Mexico.

Corporate expenses in the nine month period ended September 30, 2012 were $779,759 compared to $996,009 in the period ended September 30, 2011, a decrease of $216,250.  Similar to the quarterly comparison, the comparative period recorded a share-based compensation expense of $303,559 whereas the Company has not recorded any such cost in the current period.  Excluding this non-cash expense, the current period corporate expenses were $87,309 higher.  Notable cost increases in the current period were $78,000 in management fees and $34,027 in rent and utilities.  Management fees were higher for the same reasons given in the quarterly comparison.  Rent and utilities costs were higher in the current period because of a new office lease that took effect in the fourth quarter of 2011.  A notable cost decrease was $40,155 in legal and accounting.  As in the quarterly comparison, there were costs associated with the Spin-Out in addition to fees relating to the transition to IFRS.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the nine months ended September 30, 2012 is as follows:

Guatemala - $563,682 was incurred on exploration and property investigation.

Nicaragua - $10,689 was incurred on miscellaneous exploration and administrative related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $101,564 and incurred $52,370 on property investigation and miscellaneous administrative costs.

Further details regarding exploration expenditures for the nine months ended September 30, 2012 and 2011 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash decreased from approximately $1.76 million at December 31, 2011 to $0.68 million at September 30, 2012; however, working capital has significantly increased. As at September 30, 2012 working capital was $20.4 million compared to $3.65 million at December 31, 2011.  The increase was due to the receipt of 4,815,894 B2Gold common shares as consideration for the Nicaragua property sale. As at September 30, 2012, these shares had a fair value of $19.0 million, and are restricted from trading until December 11, 2012.  After that time, the Company is entitled to sell a maximum of 10% of the original number of shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.

In addition to the recently acquired B2Gold shares, the Company continues to hold a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna, and 7,175,700 warrants in Rackla, all public companies with common directors or officers.  As at September 30, 2012, the carrying amount for the available-for-sale investments was $19,378,671 million compared to $641,707 as at December 31, 2011.  As at September 30, 2012, the Company also held 7,175,701 common shares in Rackla with a fair value of $717,570 and carrying amount of $1,406,897 but these are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. Subsequent to September 30, 2012, the Company increased its investment portfolio by acquiring an additional 2,690,675 common shares and 1,345,338 warrants of Rackla by way of a private placement for a cost of $215,254.  Although the recently acquired warrants are transferrable, they are not traded on the TSX-V as are the other 7,175,700 Rackla warrants held.

The Company had raised gross proceeds totaling $3,660,000 in July 2011 year from a private placement.  A summary of the expected use of proceeds and the actual use of the proceeds as of September 30, 2012 is as follows:

	Expected use of proceeds	Actual use of proceeds	Variance
Exploration and general working capital requirements	$ 3,660,000	$ 3,660,000	$ -

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $42,910,712 since inception, and is expected to incur further losses in the development of its business.  However, the Company has sufficient capital resources to meet its obligations for at least the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the nine month period ended September 30, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout the Company’s financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2012, cash totalling $249,876 (December 31, 2011: $255,717) was held in US dollars, $943 (December 31, 2011: $2,441) in Nicaragua Cordoba, $8,238 (December 31, 2011: $8,091) in Guatemala Quetzal, $3,423 (December 31, 2011: $21,859) in Mexican Pesos and $707 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at September 30, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $26,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will be fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in B2Gold, Focus, Rackla and Fortuna are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $1,938,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.    The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the nine month period ended September 30, 2012 consist of directors, officers and companies with common directors as follows:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Iron Creek Capital Corp. (“Iron Creek”)	Shared general and administrative expenses
Emerick Resources Corp. (“Emerick”)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the nine month period ended September 30, 2012:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Expenses:
Consulting	$ -	$ -	$ -	$ 10,000
Salaries and benefits	22,160	5,775	30,883	17,325
Shared administrative costs	32,638	-	32,638	-
Mineral property costs:
Salaries and benefits	21,935	13,985	51,485	46,256
	$ 76,733	$ 19,760	$ 115,006	$ 73,581

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs and other business related expenses paid by Gold Group on behalf of the Company.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Advances and other receivables include related party balances of $35,812 (December 31, 2011: $71,648) due from the Chief Executive Officer of the Company and $605 (December 31, 2011: $3,681) from other directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Amounts due from related parties include $47,711 (December 31, 2011: $234,298) due from Fortuna, $32,539 (December 31, 2011: $24,447) due from Rackla, $8,168 (December 31, 2011: $75,736) due from Focus, $6,068 (December 31, 2011: $48,004) due from Cordoba, $4,207 (December 31, 2011: $70,630) due from Iron Creek, $4,053 (December 31, 2011: $43,285) due from Emerick, $3,557 (December 31, 2011: $35,521) due from Western Pacific, and $1,201 (December 31, 2011: $4,600) due from Voyager.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties.  Effective July 1, 2012, the Company stopped being the primary office and administrative cost sharing provider between the related parties.

Accounts payable and accrued liabilities include $26,811 (December 31, 2011: $Nil) payable to Gold Group for shared administrative costs.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Management fees	$ 90,000	$ 15,000	$ 123,000	$ 45,000
Salaries, benefits and fees	26,125	16,771	65,757	54,126
	$ 116,125	$ 31,771	$ 188,757	$ 99,126

During the current period, there were no share-based payments made to directors not specified as key management personnel (2011: $105,128).

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

As at November 28, 2012, the Company’s outstanding share position is 86,675,617 common shares, and the following share purchase warrants and incentive stock options are outstanding:

WARRANTS
Number of warrants	Original exercise price	Adjusted exercise price*	Expiry date
6,285,001	$0.50	$0.37	June 16, 2013**
3,050,000	$0.75	$0.55	July 3, 2013**
9,335,001

*

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out.

**

During the current period, the Company extended the expiry dates of 6,285,001 outstanding warrants exercisable at $0.37 per share by one year to June 16, 2013, and 3,050,000 outstanding warrants exercisable at $0.55 per share by one year to July 3, 2013.

STOCK OPTIONS
Number of options	Exercise price	Expiry date
575,000	$0.26	May 5, 2013
1,595,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,570,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
55,000	$0.60	July 3, 2021
320,000	$0.81	July 26, 2021
4,290,000

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla;

b)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

c)

The recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position; and

d)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the consolidated statement of financial position.

Significant Investments Accounted For By the Equity Method

As at September 30, 2012, the Company had an ownership interest in Rackla of 19.9%, the result of the Spin-Out completed in 2011 and described above under “Business of the Company”.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.  The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 for the year ended December 31, 2011 are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Gain on distribution of assets to Rackla	$ 1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The gain on distribution of assets is not re-measured on changes in share price of Rackla. The Company notes that the gain was not realized by the Company. A total of $289,313 was expensed in connection with this plan of arrangement.

On the same date of distribution, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the nine month period ended September 30, 2012.

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Less: share of losses in associate	(234,950)
Balance, September 30, 2012	$ 1,265,697

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

Subsequent to September 30, 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254.  Each unit consists of one common share and one-half warrant.  Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10 for 18 months.  With the acquisition of the 2,690,675 common shares, the Company now has a 19.5% interest in Rackla.

Correction of Error in Previously Issued Consolidated Financial Statements

During the third quarter of 2012, the Company discovered an error in its previously reported consolidated financial statements as at and for the year ended December 31, 2011. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the third quarter of 2012, the Company determined that its investment in the shares of Focus Ventures Ltd., a public company with common directors and officers, suffered an impairment as at December 31, 2011.

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive income to deficit. As at and for the year ended December 31, 2011, this reclassification adjustment resulted in a $465,925 increase in other comprehensive income, a $465,925 increase in loss on impairment of available-for-sale investments, a $465,925 increase in accumulated other comprehensive income, and a $465,925 increase in deficit.  For the year ended December 31, 2011, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

Changes in Accounting Policies

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

The Company has a 40% interest in a joint venture for one of its mineral properties.  If the Company does not satisfactorily complete its contribution requirements to this or potentially other joint ventures, the Company’s interest in a joint venture can be diluted to a point where all interest in a joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development.  The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement.  As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk.  Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations.  Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Guatemalan quetzals, Nicaraguan córdoba’s, Mexican pesos, and US dollars.  At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the Guatemalan quetzal, Nicaraguan córdoba, Mexican peso, and US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.  Social risks are fairly significant in the Company’s areas of operations.  Homicide, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2012
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	General	Mineral
	Exploration	Concessions	Exploration	Exploration	Concessions	Total
Camp, food and supplies	$ 23,874	$ 10,398	$ -	$ -	$ -	$ 34,272
Drafting, maps and printing	25	104	928	-	-	1,057
Drilling	-	1,894	-	-	-	1,894
Exploration administration	4,680	3,541	-	-	477	8,698
Foreign Exchange	127	254	-	-	-	381
Environment	-	53,442	-	-	-	53,442
Geochemistry	21,683	2,255	-	-	-	23,938
Geological consulting	167,021	45,425	-	8,319	-	220,765
Other consulting	-	59	-	-	-	59
Legal and accounting	5,677	2,468	3,258	-	6,715	18,118
Licenses, rights and taxes	5,733	3,422	-	-	15,506	24,661
Materials	920	3,646	-	-	-	4,566
Maintenance	5,969	3,245	-	-	-	9,214
Miscellaneous	362	228	498	-	-	1,088
Medical expenses	7,542	3,984	-	-	-	11,526
Public relations	7,354	11,168	151	-	-	18,673
Rent and utilities	4,913	12,999	719	-	-	18,631
Salaries and wages	32,090	51,958	3,206	-	-	87,254
Shipping	772	331	511	-	-	1,614
Telephone and communications	4,474	2,277	1,369	-	500	8,620
Travel and accommodation	33,862	23,506	49	20,853	-	78,270
	327,078	236,604	10,689	29,172	23,198	626,741
Balance - end of period	$ 327,078	$ 236,604	$ 10,689	$ 29,172	$ 23,198	$ 626,741

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ -	$ 44,123	$ 261	$ -	$ -	$ 454,822	$ 499,206
Drafting, maps and printing	-	17,847	-	-	60	15,420	33,327
Drilling	-	319,266	-	-	-	1,835,090	2,154,356
Exploration administration	194	11,174	631	-	65	13,587	25,651
Environment	-	28,791	-	-	-	-	28,791
Geochemistry	28	69,282	-	-	249	287,197	356,756
Geological consulting	19,267	289,958	5,135	-	5,839	741,267	1,061,466
Other consulting	87,107	10,798	-	-	-	-	97,905
Legal and accounting	1,284	8,460	2,316	6,447	-	-	18,507
Licenses, rights and taxes	-	3,894	2,587	5,172	-	15,588	27,241
Line cutting and trenching	-	2,044	-	-	-	66,780	68,824
Materials	-	18,120	-	-	-	18,213	36,333
Maintenance	-	13,318	240	-	-	-	13,558
Miscellaneous	105	561	235	74	246	2,315	3,536
Medical expenses	3,335	4,793	1,387	-	-	-	9,515
Public relations	-	5,664	421	-	23,330	-	29,415
Rent and utilities	-	16,159	903	-	-	-	17,062
Rental equipment	-	748	-	-	-	160,612	161,360
Salaries and wages	9,288	93,579	10,647	2,388	10,553	230,441	356,896
Shipping	-	1,498	496	276	-	2,705	4,975
Telephone and communications	-	9,016	1,229	582	-	11,896	22,723
Travel and accommodation	4,830	43,228	639	-	7,816	731,859	788,372
	125,438	1,012,321	27,127	14,939	48,158	4,587,792	5,815,775
Expenditures recovered	-	-	-	-	(13,199)	(25,000)	(38,199)
Balance - end of period	$ 125,438	$ 1,012,321	$ 27,127	$ 14,939	$ 34,959	$ 4,562,792	$ 5,777,576